June 21, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // Toews Unconstrained Fixed Income Fund

Dear Mr. Grzeskiewicz:

On April 10, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Toews Unconstrained Fixed Income Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 476 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.   You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND NAME AND INVESTMENT OBJECTIVES

1.

Please consider adding “investment” or “securities” to the name of the Fund, or abbreviating the name to “Toews Unconstrained Income Fund”.  In the alternative, modify the investment objective of the Fund to be consistent with the Fund name, and remove the secondary objective.  The Staff notes the secondary objective “… to limit risk during unfavorable market conditions...” seems unattainable as drafted and may not be appropriate because the Fund is non-diversified and may invest in junk bonds and emerging market securities, all of which increase the risks of investing in the Fund.

RESPONSE.  As suggested, Registrant has revised the Fund name to be “Toews Unconstrained Income Fund”.  Registrant has also revised the stated investment objective to be, “The Fund seeks to provide income and long-term growth of capital.  A secondary objective of the Fund is to limit risk during unfavorable market conditions.”  Registrant notes that while the Fund will invest primarily in income-producing securities during normal market conditions, the Fund’s secondary objective to limit risk during unfavorable market conditions is achieved by taking a defensive position when the market is unfavorable by investing in high-quality, short-term debt securities and cash equivalents.  Registrant believes this secondary objective is clearly stated to apply only during unfavorable market conditions, to limit the risks otherwise associated with the Fund when it is invested in certain securities outlined in its principal investment strategy, and therefore appropriate.  Registrant further notes that other funds managed by this investment adviser all include this same secondary investment objective.  Registrant has also enhanced the principal investment strategy disclosure with regards to this secondary objective.

FUND SUMMARY: FEE TABLE

2.  Please confirm that any estimated expenses from short selling will be included in the Fee Table.

RESPONSE:  Registrant confirms any estimated expenses from short selling will be included in the Fee Table.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

3.  Is there an expected range for maturities or duration of fixed income securities in which the Fund may invest?  If so, please disclose in the prospectus.

RESPONSE:  There is not an expected range of maturity or duration for the Fund’s fixed income investments and the adviser expects to invest in fixed income securities across a wide range of durations.

4.  Clarify whether the Fund can be entirely invested in ETFs.  Please give the percentage of Fund assets that may be invested in ETFs for at least the first year of operations.

RESPONSE:  The Fund can be entirely invested in ETFs.  The prospectus has been revised to reflect the fact that the adviser expects approximately 80% of the net assets of the Fund to be invested in ETFs during the first year of operations.

5.  Please explain to the Staff why some (and clarify which) derivatives should be considered fixed income securities.  Confirm in your response that the notional value will not be used in determining the 80%.

RESPONSE:  Registrant has changed the name of the Fund and removed its 80% investment limitation regarding fixed income securities.  Therefore, the adviser will no longer classifies certain derivatives as fixed income securities in the principal investment strategies section.

6.  Confirm the Fund will cover the notional value of any credit default swaps it writes.

RESPONSE:  Registrant confirms the Fund will provide necessary coverage for any credit default swaps it writes, which is currently notional value.

7.  The principal investment strategy includes the following sentence, “Also, the Fund may take a temporary defensive position and/or be allocated 100% to U.S. Treasuries or short-term fixed income securities for considerable periods of time for defensive purposes.”  Typically, this disclosure is only included in Item 9.  Please confirm the disclosure belongs in the Summary, and explain your reasoning to the Staff.

RESPONSE:  As explained above, the Fund’s secondary investment objective is to limit risk during unfavorable market conditions.  The Fund achieves this objective by taking a temporary defensive position when the adviser determines unfavorable market conditions exist.

8.  Please clarify whether the Fund can invest in foreign securities from developed markets and whether there are any limitations to the type of foreign investments.

RESPONSE:  Registrant has revised the prospectus to reflect the fact that the Fund can invest in foreign securities from both developed and emerging markets and that there are no limitations with respect to the amount or country for foreign securities investments.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES AND RISKS

9.

Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please tailor the “Derivatives Risk” to more specifically address the types of derivatives the Fund may use as part of its principal investment strategy.

RESPONSE:  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures, including more specific risk disclosure.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

10.

Please clarify whether the Fund may sell, or only buy, credit default swaps.

RESPONSE:  The Fund may buy or sell credit default swaps.

ITEM 9 DISCLOSURE: PRINCIPAL INVESTMENT STRATEGIES

11.  Please consider revising the Fund’s summary section, or the Item 9 disclosure.  The first paragraph of each appears to be identical and the Summary is intended to be a summary.

RESPONSE:  Registrant has reviewed and revised the prospectus to address this comment and believes the revised disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

12.  Please confirm that there is no disclosure in the  SAI which is material to an investor's investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

RESPONSE:  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

THOMPSON HINE LLP